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                                EXHIBIT 12
                     GATX CORPORATION AND SUBSIDIARIES

        COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS
                      (IN MILLIONS EXCEPT FOR RATIOS)

                                               1994       1993     1992
                                             --------  --------  -------
Earnings available for fixed charges:
  Net income (loss)                            $ 91.5   $ 72.7    $(16.5)
Add (deduct):
 Income taxes                                    48.8     51.4       9.6
  Cumulative effect of accounting changes           -        -       5.8
 Equity in net earnings of affiliated companies,
  net of distributions received                   3.7      8.0       31.7
 Interest on indebtedness and amortization
  of debt discount and expense                  148.2     151.8     176.1
 Amortization of capitalized interest             1.1       1.1       1.1
 Portion of rents representative of
  interest factor (deemed to be one-third)       37.9      31.4      25.5
                                               --------  --------  -------

Total earnings available for fixed charges     $331.2    $316.4    $273.3
                                               ======    ======    ======

Preferred dividend requirements                $ 13.3    $ 13.3     $13.3
Ratio to convert preferred
 dividends to pretax basis (A)                   171%      197%      281%
                                              --------  --------  -------

Preferred dividend factor on pretax basis        22.7      26.2      37.4
Fixed charges:
 Interest on indebtedness and amortization
  of debt discount and expense                  148.2     151.8     176.1
 Capitalized interest                             3.0       2.7       4.2
 Portion of rents representative of interest
  factor (deemed to be one-third)                37.9      31.4      25.5
                                              --------  --------  -------

Combined fixed charges and
  preferred stock dividends                    $211.8    $212.1    $243.2
                                               ======    ======    ======

Ratio of earnings to combined fixed charges
 and preferred stock dividends (B)              1.56x     1.49x     1.12x

 (A) To adjust preferred dividends to a pretax basis, income before income taxes and equity in net earnings of affiliated companies and, in 1992, the cumulative effect of accounting changes, is divided by income before equity in net earnings of affiliated companies and, in 1992, the cumulative effect of accounting changes.
 (B) The ratios of earnings to combined fixed charges and preferred stock dividends represent the number of times "fixed charges and preferred stock dividends" were covered by "earnings." "Fixed charges and preferred stock dividends" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, amortization of debt discount and expense, and dividends on preferred stock adjusted to a pretax basis. "Earnings" consist of consolidated net income before income taxes, fixed charges, and, in 1992, the cumulative effect of accounting changes, less equity in net earnings of affiliated companies, net of distributions received.


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